

June 12, 2014

Via E-mail
Mr. Mark L. Kleifges
Treasurer and Chief Financial Officer
Government Properties Income Trust
Two Newton Place, 255 Washington Street, Suite 300
Newton, Massachusetts 02458-1634

> **Re: Government Properties Income Trust**
> **Form 10-K for the year ended December 31, 2013**
> **Filed on February 19, 2014**
> **File No. 001-34364**

Dear Mr. Kleifges:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter via EDGAR within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 43

Property Operations, page 43

1.   In future Exchange Act reports, please compare new rents on second generation leases and renewed leases to prior rents based on effective rent.

Our Investment and Financing Liquidity and Resources…, page 53

2.   We note your leasing activity disclosure starting on page 54. In future Exchange Act reports, please revise your disclosure where applicable to provide a roll forward of the beginning of year vacant space to end of year vacant space, with data on new space that

became vacant during the period as well as space that was filled during the period, including new leases and renewed leases.

Financial Statements

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-7

3. We note your disclosure on page 54 that you paid amounts directly to tenants to improve their space. Please tell us if these items are tenant improvements that you will depreciate or lease inducements that will be amortized as a reduction to revenue and tell us how you made that determination. Please reference the authoritative accounting literature management relied upon.

4. We note your disclosure on page 54 that leasing costs includes other tenant inducements. Please tell us the nature of these inducements and tell us how you accounted for them. Please reference the authoritative accounting literature management relied upon.

Revenue Recognition, page F-9

5. We note your disclosure on page 58 that your lease agreements generally provide for annual rent increases based on a cost of living index calculation. Please confirm for us and revise your disclosure in future filings to state, if true, that only those leases with fixed rent escalations are recognized on a straight-line basis.

6. We note your disclosure on pages F-10 and F-11 that certain leases allow for the tenant to terminate their lease before the lease term expires and certain leases allow for the tenant to terminate their leases if the state does not appropriate rent in their annual budget. Please tell us how you considered these termination clauses in your determination of the lease term. Within your response, please reference the authoritative accounting literature management relied upon.

7. We note your disclosure on page F-11 that one lease provides the tenant with the right to purchase the leased property for $31 million at the end of its lease term. Please tell us how you considered this purchase right in your determination of the lease classification. Within your response, please reference the authoritative accounting literature management relied upon.

Note 5. Related Person Transactions, page F-14

8. On page F-14 you disclose that your Board of Trustees may approve only those related person transactions that are fair and reasonable to you and your shareholders, on page F-17 you disclose that RMR leases office space from you at a commercially reasonable rent, and on page 56 you disclose that your agreements with RMR, CWH and AIC are on

commercially reasonable terms. Please tell us how you are able to substantiate these representations. Please refer to paragraph 5 of ASC 850-10-50.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 or me at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or Sandra Hunter, Senior Counsel at (202) 551-3758 with regard to legal comments.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Senior Staff Accountant